Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Second Quarter Earnings
Company Generates Q2 Profit From Continuing Operations Through Cost Reductions
and Improved Performance from its Fire Rescue Group
—Highlights—
•	Q2 EPS of $0.11 from Continuing Operations

•	Overhead Costs Reduced $4 Million versus Q2 2008

•	Q2 Order Backlog = $218 Million

•	$103 Million of Global Liquidity at end of Q2
Oak Brook, Ill., July 30, 2009 — Federal Signal Corporation (NYSE: FSS) reported income from continuing operations of $5.1 million, or $0.11 per share, for the second quarter of 2009 on revenue of $204 million. For the same period of 2008, the Company earned $7.7 million from continuing operations, or $0.16 per share, on revenue of $240 million. The year-over-year second quarter income reduction is primarily the result of lower sales volumes at the Environmental Solutions Group and the Safety and Security Systems Group, offset somewhat by higher volumes and margin improvement in the Fire Rescue Group, lower overhead costs and lower interest expense.
The Company recorded a net loss including discontinued operations of $4.9 million in the second quarter of 2009 compared to a net loss of $13.4 million in the prior year period. The net loss in 2009 was primarily driven by losses from the Ravo business, which was classified as discontinued operations in the quarter and sold July 16, 2009. The net loss in 2008 was associated with the discontinuations of the E-ONE and Tool Group businesses, both of which were sold in 2008.
Cash flow from continuing operations for the first six months of 2009 totaled $19.1 million, a $10.5 million improvement versus the prior year, primarily due to improved working capital management. The Company had $103 million of global liquidity at the end of the quarter.
William H. Osborne, president and chief executive officer, stated, “I am pleased that we continue to generate profits and positive cash flow in these challenging economic times. We are continuing to lower our cost base and are on track to exceed the $20 million cost reduction target we set for 2009. For the quarter, overhead costs — which we define as fixed manufacturing costs and S,G&A — were reduced by $4 million versus last year. As we have previously stated, we also successfully amended the covenants for our private placement debt during the quarter.
Mr. Osborne continued, “In addition, we are executing our strategy to focus our business portfolio and invest in our core businesses. Just this month, we divested our European sweeper business, a business we struggled to integrate with our domestic sweeper business. The proceeds from this sale will be used to pay down debt and further improve our liquidity position. We are confident our strong brands, global presence and leadership positions in most of our markets have the company well positioned to benefit from an improvement in the global economy.”
GROUP RESULTS
Safety and Security Systems
•	Orders declined 27% from 2008 to $72.2 million as a result of the global economic recession and unfavorable currency effects.

•	Net sales were down 17% to $78.8 million due to low order intake and unfavorable foreign currency effects of 3%.

•	Operating income was $8.9 million, with an 11.3% operating margin in the quarter. Operating income declined $2.0 million versus 2008, driven primarily by lower sales volumes, partially offset by cost reductions in operating expenses of $3.3 million and in manufacturing of $1.6 million.
Fire Rescue (Bronto)
•	Q2 orders were down $22.5 million, to $21.2 million. Orders for early 2008 were at record levels across all market segments. Market demand has been weak in all regions for 2009. An order backlog of $108 million at the end of Q2 continues to provide revenue stability in 2009.

•	Net sales of $41.5 million were flat over the prior year as higher shipments were offset by an unfavorable currency effect of 12%. The strong order backlog and the completion in late 2008 of a factory expansion allowed for higher shipments.

•	Operating income was up 53% to $4.9 million in the quarter. Operating margin increased from 7.7% in Q2 2008 to 11.8% in Q2 2009 as a result of higher sales volumes and efficiencies associated with the plant expansion.
Environmental Solutions
•	Orders declined 37%, to $63.7 million from second quarter 2008 with a decrease across all product lines.

•	Net sales were down 19% to $83.9 million primarily due to order weakness.

•	Q2 operating income was $6.2 million. Lower sales volumes translated into an $8.7 million reduction in operating income. This was partially offset by favorable purchase prices of $1.3 million, lower manufacturing and operating expenses of $1.2 million and $1.0 million, respectively, and an improved sales mix.
Other
•	Interest expense for Q2 was down $1.2 million in 2009 due to lower interest rates and lower average borrowings in the quarter.

•	Second quarter corporate expenses totaled $10.7 million, an increase of $3.2 million from 2008, primarily as a result of $2.1 million in expenses associated with costs for a proxy contest and an increase of $1.4 million in incentive compensation costs, caused in part by a credit of $0.4 million booked in 2008.

•	The Q2 effective tax rate on income from continuing operations was 22.3%, or $1.5 million, compared to 36.3%, or $4.4 million, for the second quarter of 2008. The lower tax rate through the second quarter of 2009 reflects better foreign tax effects due to reduced losses in China and research and development tax credit benefits which did not exist in 2008.
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Thursday, July 30, 2009 at 9:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Environmental Solutions and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: William Barker, +1.630.954.2000, wbarker@federalsignal.com
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Second Quarter 2009 and 2008 (Unaudited)
(in millions except per share data)

	QTR	QTR	YTD	YTD
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
Quarter June 30:

Net Sales	$204.2	$239.7	$394.3	$453.9
Cost of sales	(149.8)	(175.1)	(291.1)	(332.9)
Operating expenses	(45.1)	(47.1)	(88.4)	(92.1)

Operating income	9.3	17.5	14.8	28.9
Interest expense	(2.8)	(4.0)	(6.2)	(9.1)
Loss on investment in joint venture	—	(0.6)	(0.9)	(1.2)
Other income (expense)	0.1	(0.8)	—	(0.7)

Income before income taxes	6.6	12.1	7.7	17.9
Income tax expense	(1.5)	(4.4)	(1.6)	(5.9)

Income from continuing operations	5.1	7.7	6.1	12.0
Loss from discontinued operations and disposal, net of tax	(10.0)	(21.1)	(10.0)	(110.3)

Net loss	$(4.9)	$(13.4)	$(3.9)	$(98.3)

Gross margin	26.6%	27.0%	26.2%	26.7%
Operating margin	4.6%	7.3%	3.8%	6.4%
Effective tax rate	22.3%	36.3%	21.0%	33.2%

Diluted earnings per share:
Earnings from continuing operations	$0.11	$0.16	$0.13	$0.25
Loss from discontinued operations and disposal, net of tax	(0.21)	(0.44)	(0.21)	(2.30)

Loss per share	$(0.10)	$(0.28)	$(0.08)	$(2.05)

Average common shares outstanding	48.0	47.6	48.4	47.8

	QTR	QTR	YTD	YTD
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
Group results:

Safety and Security Systems Group:
Orders	$72.2	$98.7	$148.3	$194.6
Net Sales	78.8	94.8	155.0	185.6
Operating Income	8.9	10.9	15.1	19.2
Operating Margin	11.3%	11.5%	9.7%	10.3%
Backlog			$46.3	$70.0

Fire Rescue Group:
Orders	$21.2	$43.7	$42.0	$101.4
Net Sales	41.5	41.4	74.0	64.4
Operating Income	4.9	3.2	7.3	3.9
Operating Margin	11.8%	7.7%	9.9%	6.1%
Backlog			$107.5	$181.7

Environmental Solutions Group:
Orders	$63.7	$101.1	$131.1	$186.0
Net Sales	83.9	103.5	165.3	203.9
Operating Income	6.2	10.9	9.2	20.6
Operating Margin	7.4%	10.5%	5.6%	10.1%
Backlog			$63.9	$110.7

Corporate operating expenses	$(10.7)	$(7.5)	$(16.8)	$(14.8)

Total Operating Income	$9.3	$17.5	$14.8	$28.9

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30	Dec 31
($ in millions)	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$12.1	$23.4
Short-term investments	—	10.0
Accounts receivable, net of allowances for doubtful accounts of $1.9 million and $2.0 million, respectively	122.3	138.6
Inventories	127.7	129.4
Other current assets	23.2	21.5

Total current assets	285.3	322.9
Properties and equipment, net	66.6	63.5
Other assets
Goodwill, net of accumulated amortization	326.4	328.1
Intangible assets, net	49.4	47.8
Deferred tax assets	26.6	30.3
Deferred charges and other assets	2.0	4.4

Total assets	756.3	797.0
Assets of discontinued operations	34.4	37.0

Total assets	$790.7	$834.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$2.2	$12.6
Current portion of long-term borrowings	40.4	25.1
Accounts payable	42.6	48.4
Accrued Liabilities
Compensation and withholding taxes	20.9	23.9
Customer deposits	12.2	17.4
Other	48.3	48.6

Total current liabilities	166.6	176.0
Long-term borrowings	213.0	241.2
Long-term pension liabilities	54.3	58.0
Deferred gain	25.2	26.2
Other long-term liabilities	12.0	13.3

Total liabilities	471.1	514.7
Liabilities of discontinued operations	27.1	34.8

Total liabilities	498.2	549.5

	June 30	Dec 31
($ in millions)	2009	2008
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.6 million and 49.3 million shares issued, respectively	49.6	49.3
Capital in excess of par value	92.4	106.4
Retained earnings	216.7	226.4
Treasury stock, 0.8 million and 1.9 million shares at cost, respectively	(15.8)	(36.1)
Accumulated Other Comprehensive loss
Foreign currency translation, net	7.6	(4.1)
Net derivative loss, cash flow hedges, net	(0.9)	(0.9)
Unrecognized pension and postretirement losses, net	(57.1)	(56.5)

Total	(50.4)	(61.5)

Total shareholders’ equity	292.5	284.5

Total liabilities and shareholders’ equity	$790.7	$834.0

Supplemental data:

Debt	$255.6	$278.9
Debt-to-capitalization ratio:	46.6%	49.5%
Net Debt/Cap Ratio	45.4%	46.3%
Net Debt/Cap Ratio = debt-to-capitalization ratio, net of cash

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Quarter Ended
	June 30,
	2009	2008
	($ in millions)

Operating activities
Net loss	$(3.9)	$(98.3)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Loss on discontinued operations and disposal	10.0	110.3
Loss on investment in joint venture	0.9	1.2
Depreciation and amortization	7.8	8.1
Stock based compensation expense	2.7	1.9
Pension contributions	(0.5)	(5.8)
Working capital (1)	6.4	(12.3)
Other	(4.3)	3.5

Net cash provided by continuing operating activities	19.1	8.6
Net cash provided by discontinued operating activities	1.5	77.3

Net cash provided by operating activities	20.6	85.9

Investing activities
Purchases of properties and equipment	(8.0)	(15.5)
Other, net	10.0	(0.1)

Net cash provided by (used for) continuing investing activities	2.0	(15.6)
Net cash provided by discontinued investing activities	2.8	52.7

Net cash provided by investing activities	4.8	37.1

Financing activities
Decrease in short-term borrowings, net	(10.4)	(0.9)
Payments on long-term borrowings, net	(14.0)	(36.0)
Purchases of treasury stock	—	(6.0)
Cash dividends paid to shareholders	(5.8)	(5.8)
Other, net	(0.4)	—

Net cash used for continuing financing activities	(30.6)	(48.7)
Net cash used for discontinued financing activities	(6.7)	(70.8)

Net cash used for financing activities	(37.3)	(119.5)

Effects of foreign exchange rate changes on cash	0.6	0.6

(Decrease) increase in cash and cash equivalents	(11.3)	4.1
Cash and cash equivalents at beginning of year	23.4	12.5

Cash and cash equivalents at end of period	$12.1	$16.6

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.